Filed by IBERIABANK Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IBERIABANK Corporation

SEC File No.: 001-37532

IberiaBank [IBKC]

IberiaBank Conference Call

Monday, November 4, 2019, 8:30 AM ET

Company Participants:

Beth Ardoin; Director of Communications

Daryl Byrd; President and CEO

Bryan Jordan; President and CEO, First Horizon

Michael Brown; President of Regional Banking

Presentation

Operator: Good morning, and welcome to the IberiaBank conference call. All participants will be in listen-only mode. (Operator Instructions) Please note this event is being recorded.

I would like to now turn the conference over to Beth Ardoin, Director of Communications. Please go ahead.

Beth Ardoin: Good morning, everyone, and thanks for joining such an early morning call. Sitting with me this morning is Daryl Byrd and Chairman, President and CEO of First Horizon Bryan Jordan just to make a few remarks about the announcement I just gave this morning.

Due to the size of the group on the call, we will not do a Q&A session at the end of the call. However, you should receive comprehensive information this morning through email, and I’ll also follow up this call with a team leaders toolkit that I think will be helpful in answering questions that you may get from your teams. So with that, I’ll turn it over to Daryl.

Daryl Byrd: Good morning, everyone. As you learned earlier today, we’ve signed a definitive agreement for a combination of our banks, or a merger of equals, with First Horizon. We’ll bring the two companies together to form one. I know this news is surprising, but we are confident that the time is right and we’ve chosen the best partner for the future. As a result of this transaction, we will be $75 billion in assets and become one of the largest banks in the South and one of the top 25 largest in the US in deposits.

Why First Horizon? You may remember them as First Tennessee. They changed their name to First Horizon, which will be the name of the new combined company. While it’s hard to give up the well-respected brand we’ve all worked so hard to create, I’ve always said that our company is not about our name, it’s about our amazing people. We believe that choosing one of the names was a better decision than choosing a new one.

For both IberiaBank and First Horizon, our clients come first, and our market-centric approach is a competitive advantage. Their aligned business strategies and people-oriented mission made them the ideal strategic partner. I’m so very proud of our accomplishments and am forever grateful to the contributions each of you has made in building our incredible company.

But change is inevitable. In fact, it’s necessary to remain competitive. Our team has always handled change well, and I expect nothing less going forward. Bryan Jordan, CEO of First Horizon, is going to serve as CEO of the new company, and I will be Executive Chairman of the Board. I’ve known Bryan. We’ve been friends dating back to our public service with the Federal Reserve in 2011. I’m confident in his ability to lead this new organization, and I’m confident he will bring together the best attributes of both organizations to achieve new levels of success.

The companies actually have a lot in common — longstanding organizations with Southern roots and heritage. New Orleans and Memphis are river cities with vibrant ports and summer-rich cultures. Ironically, my mentor, Ian Arnof, started his career at First Horizon’s predecessor bank. And Bryan was actually born in Alexandria, Louisiana, where I spent part of my career. Lots of connectivity. Interestingly, we both have offices overlooking the Mississippi River.

The executive leadership team will be evenly split. Members of leadership from IberiaBank are: Anthony Restel, who will serve as Chief Operating Officer, responsible for IT and operations; Michael Brown as Regional President, overseeing all markets; Terry Akins as Chief Risk Officer; and Beth Ardoin as Chief Communications Officer. Leadership members from First Horizon are: BJ Losch, Chief Financial Officer; David Popwell, President of Specialty Businesses, responsible for all verticals; Tammy LoCascio, Chief Human Resources Officer; and Susan Springfield, Chief Credit Officer.

Headquarters will be in Memphis, and we will maintain a significant operating presence in all the markets in which both companies operate today. Choosing a headquarters was not an ego decision, but a business decision. With $11 billion in deposits in Memphis, it is a very critical market for our combined company and larger than any one of our markets.

The regional banking headquarters under Michael Brown’s leadership will be in New Orleans. And the IberiaBank leadership team will continue to live in Louisiana and Atlanta, as they do today. With our deep roots and large, outstanding client base, Louisiana remains critically important to the combined company, as do all of our legacy markets. We will form the Louisiana First Horizon Foundation, with $20 million earmarked for Louisiana initiatives. First Horizon is as serious as we are about taking care of our communities.

As a leader in our company — and, again, I knew this news is surprising — I ask you to remember to stay focused and positive. We have very little overlap, and in fact, all relationship managers and branch associates in both organizations will have jobs. Today, we begin to work as one team to form a combined company.

Will there be any consolidation? Yes. We do have some operational overlap and will be working to achieve our efficiency targets. As we’ve done in every transaction in our history, we’ll have an organized planning process that combines talent from each team. We will communicate often and keep you all informed along the way.

Now I’d like to ask Bryan Jordan to join the conversation. Bryan?

Bryan Jordan: Thank you, Daryl. Good morning. I echo Daryl’s comments. This is a historic event for both companies, and I’m very excited to be part of the combined organization. As we’ve all seen occur in pretty rapid fashion, size and scale matter in our industry. The combination of our two companies creates a powerful organization, with tremendous opportunities for our people, our clients, our shareholders and our communities.

With enhanced scale and financial strength, we are going to be in a better position to invest in advanced technologies to meet the needs of our clients, significant expand our lending capacity and broaden our product capabilities. Important to us, to both of us, and rare in our industry is our market-centric business models, which means we are in a great position to continue to take care of our clients with very little disruption throughout this process.

Additionally, our geographic footprints complement each other rather than overlap, which gives us significant coverage in growth markets across the South and provides enhanced geographic diversity and new funding sources. Together, we will have a diverse client base, strong deposit mix and well-diversified fee income channels.

I know this is a lot to digest, but we assure you that we will be working hard to work together to make — to not only make this a smooth transition, but to remain focused on building an incredible company, a leader in our industry. Yes, we will be much larger, but that doesn’t mean we should lose focus on the high-touch experience we provide our clients. In fact, this will give you the ability to ultimately give our clients even more.

Today, we’ve effectively become one organization, and I want us to be the best we can be. I look forward to meeting you soon and hope that you are as excited as we are. At this time, I’m going now to ask Michael Brown to provide some answers to some important questions. Michael?

Michael Brown: Great. Thanks, Bryan. Good morning, everyone. I’m going to try and answer some questions this morning, but please know that we will have plenty of time to share information. In fact, we don’t anticipate this merger closing until the second quarter of 2020. Until that time, we will continue to operate as two separate companies.

I want to start by sharing Daryl’s sentiments. This is a historic day for both companies. I’ve spent some time with my counterparts at First Horizon, and I’m confident we will be a great combined company.

So let me start by reviewing some most frequently-asked questions. Number one: Will I get to keep my job? Well, as Daryl said, all relationship managers and branch personnel in good standing will keep their jobs. Even if we choose to close some branches, we will find a position for the branch personnel.

Question two: What about other positions? Like in every transaction, there is going to be some consolidation. The good news is that we don’t have a tremendous amount of overlap. But we will have to make some tough decisions to achieve our cost-savings target. Importantly, this transaction is about growth and will further strengthen our combined organization, creating exciting new career opportunities for employees of both companies. As leaders, please remember to encourage your people to remain positive and stay focused on current responsibilities. Attitude is very important.

Question three: When will you make decisions on the final staffing model? We will have a well-organized process to makes decisions for each position. In fact, over the next few weeks, we’ll share a schedule that outlines how and when each position will be decided.

Question four: Will the company automatically consolidate operations into Memphis? No. While our headquarters will be in Memphis, as Daryl mentioned, the company will evaluate all operational needs and talents. In both companies today, some teams are centralized and some are decentralized, very much like IberiaBank.

Question five: What changes should we expect? While we have some changes — will have some changes, the goal really is to bring the best of each company together. Any changes we make will be to improve procedures or to run the company more efficiently. We plan to make every decision with a keen focus on client impact. As we go through this, please, please keep that in mind. It’s all about the client. With our bankers and branch teams in place, I really see a lot of business as usual.

Question six: What operating systems will we use? That decision has not been made, but Anthony and Bob will lead that effort along with the First Horizon team.

So, finally, question seven: What happens next? Over the next few weeks, we’ll be introducing our teams. It will be business as usual when it comes to your day-to-day responsibilities. There will be no immediate changes for clients. They can continue to bank as usual with IberiaBank and First Horizon as they do today until notified otherwise.

You’re going to receive a lot of communication with a lot of information. It’s important to us that everybody stay on the same page. You will be invited to attend a meeting in the coming months to learn more about the transition and that’ll cover integration planning and conversion, and from that you’ll get answers to your questions about personal benefits. Most importantly, we ask you to stay focused on doing the great job you do today. We hope to have as little disruption as possible for each of you, but most importantly for our clients, who we need to continue to focus on.

Look, I know that any transaction, especially a merger of equals, is not easy. It will take extraordinary teamwork, flexibility and patience to do this well. I am confident that each of you is up to the task, and I thank you so much for being here. You’ll expect more information very, very soon. Thank you.

Operator: The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.